Craig Eisenacher

Executive Vice President and Chief Financial Officer

Everest Reinsurance Holdings, Inc.

477 Martinsville Road

P.O. Box 830

Liberty Corner, NJ 07938-0830

Tel: 908.604.3301

Fax: 908.604.4062

July 31, 2008

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Mail Stop 6010

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Everest Reinsurance Holdings, Inc.
Form 10-K for the Year Ended December 31, 2007
File No. 033-71652
Filed March 31, 2008

Dear Mr. Rosenberg:

On behalf of the above-captioned registrant (the “Company”), enclosed for your information and review is a copy of Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2007, including exhibits (the “Amended 10-K”), which was filed in electronic format today with the Securities and Exchange Commission (the “Commission”). The Amended 10-K reflects the Company’s response to comments of the staff of the Commission set forth in your letter dated July 21, 2008.

This letter is submitted supplementally to respond on a point-by-point basis to the staff’s comments. Each of the staff’s comments is set forth below and is followed by the Company’s response.

STAFF COMMENTS FOLLOWED BY COMPANY RESPONSES

Comment:

We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful: [ensuing bullet points omitted].

Response:

Management did complete an evaluation and assessment of internal control over financial reporting as of December 31, 2007 using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2007, internal control over financial reporting was effective based on those criteria. However, as the staff’s comment noted, the Company failed to include this assessment in its Annual Report on Form 10-K when it was originally filed on March 31, 2008. This oversight has now been remedied by the filing of the Amended 10-K, which includes the required Management’s Annual Report on Internal Control over Financial Reporting.

Comment:

In addition, please consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response:

The Company has included in the Amended 10-K revised disclosure regarding the effectiveness of its disclosure controls and procedures as of the end of the fiscal year covered by the report. The Company has also filed an amendment to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “Amended 10-Q”), which includes revised disclosure (in Part I, Item 4 thereof) regarding the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2008.

Comment:

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Response:

The certifications attached to the Amended 10-K (and the Amended 10-Q) have been revised to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

*  *  *  *  *  *  *  *  *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding the above responses or the Amended 10-K should be directed to the undersigned at (908) 604-3301.

Thank you for your attention to this correspondence.

Very truly yours,

/s/ Craig Eisenacher

Craig Eisenacher

Amendment No. 1 to the Annual Report on Form 10-K

For the Year Ended December 31, 2007

EXPLANATORY NOTE

Everest Reinsurance Holdings, Inc. (the “Company”) is filing this Amendment No. 1 on Form 10-K/A (this “Amendment”) to its Annual Report on Form 10-K for the year ended December 31, 2007, which was originally filed on March 31, 2008 (the “Original Filing”), to amend Part II, Item 9A of the Original Filing.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment amends the Original Filing and contains new certifications pursuant to Section 302 and 906 of the Sarbanes-Oxley Act of 2002. This Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosure contained herein to reflect events that have occurred since the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Company’s other filings made with the Securities and Exchange Commission subsequent to the filing of the Original Filing, including the amendments to those filings, if any.

PART II - ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation and solely because of our failure to file the required Management’s Annual Report on Internal Control over Financial Reporting in our Annual Report on Form 10-K when it was filed on March 31, 2008, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report. We remedied this failure by amending our Annual Report on Form 10-K to provide the required report of management.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls will prevent or detect all errors. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, have been detected. These inherent limitations include the realities that disclosure requirements may be misinterpreted and judgments in decision-making may be inexact.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment we concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the

Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting.

As required by Rule 13a-15(d) under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the fourth fiscal quarter covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there has been no such change during the fourth quarter.

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